

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 27, 2009

John T. Kilcoyne
Chairman and Chief Executive Officer
Micrus Endovascular Corporation
821 Fox Lane
San Jose, California 94131

> **Re:** **Micrus Endovascular Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 12, 2008**
> **File 000-51323**

Dear Mr. Kilcoyne:

We have completed our review of your Annual Report on Form 10-K and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

Sincerely,

Tim Buchmiller
Senior Attorney